SEC FILE NO. 70-9599

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FIRSTENERGY CORP.

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                                                                      :
In the matter of                                    :
FirstEnergy Corp.                                : Certificate Pursuant
                                                                                             : to Rule 24 of Partial
 : Completion of
 : Transactions
 :
SEC File No. 70-9599                           :
(Public Utility Holding Company Act       :
of 1935)                                               :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission’s Order dated April 14, 2000, as follows:

1.	Financial Statements

         A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended March 31, 2005 is attached as Exhibit A.

2.	Schedule of Segment Revenue

         A schedule setting forth the segment revenue for the quarter ended March 31, 2005 for each of MYR’s business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.

3.	Narrative Description of Principal Business Activities

Transmission and Distribution (T&D) Services:

         During the quarter ended March 31, 2005, MYR performed significant T&D services for its customers. T&D generated approximately 77.5% of MYR’s total revenue for the quarter. A significant portion of this work continued to be performed for a core base of electric utility clients in Tennessee, Arizona, Utah and Colorado.

Telecommunication Services:

         There was no business activity to report for the quarter ended March 31, 2005.

Traffic Signalization Services:

There was no significant business activity to report for the quarter ended March 31, 2005.

Commercial and Industrial (C&I) Services:

         During the quarter ended March 31, 2005, MYR performed significant C&I services for its customers. C&I revenue was approximately 19.3% total revenue for the period. A majority of that revenue was generated by one operating subsidiary that operates primarily in the western part of the United States.

4.	Services Provided to Associated Companies

         During the quarter ended March 31, 2005, services provided to associated companies consisted primarily of Harlan Electric performing various distribution projects in New Jersey, Ohio and Pennsylvania for FirstEnergy Corp. Utility Operating Companies. The total amount billed to associated companies for performing such services at cost was $0.854 million during the period.

SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

FirstEnergy Corp.

May 17, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer